UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-S
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 08/01/2024 (MM/DD/YY) AND ENDING 07/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brown Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use aP.O. box no.)

819 Broad Street
(No. and Street)

| Chattanooga | TN | 37402 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Huxley Brown | 423-267-3776 | hbrown@brownassoc.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co., PLLC
(Name – if individual, state last, first, and middle name)

| 608 Mabry Hood Road | Knoxville | TN | 37932 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| November 5, 2003 | 910 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Huxley Brown, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brown Associates, Inc., as of 7/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President

SIBYL R. RECTOR STATE OF TENNESSEE NOTARY PUBLIC

Notary Public Sibyl R.Rector My commission expires October 27, 2026

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# BROWN ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

JULY 31, 2025

# BROWN ASSOCIATES, INC.

INDEX TO REPORT

JULY 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Brown Associates, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown Associates, Inc. (the "Company") (a Tennessee Corporation) as of July 31, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditors' Report on Supplemental Information

The Supplementary Information on pages 12 - 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Rodefer Moss & Co, PLLC*

We have served as Brown Associates, Inc.'s auditor since 2014.
Knoxville, Tennessee
September 17, 2025

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*

# BROWN ASSOCIATES, INC.

## STATEMENT OF FINANCIAL CONDITION

### JULY 31, 2025

---

### ASSETS

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 450,429 |
| Deposits with clearing organizations - restricted | | 10,000 |
| Receivable from clearing organizations | | 8,597 |
| Office equipment and leasehold improvements, | | |
| less accumulated depreciation of $58,804 | | 1,039 |
| Right of use asset - operating lease | | 2,039 |
| Other prepaid expenses | | 4,977 |
| Deferred taxes | | 39,531 |
| | | |
| Total assets | $ | 516,612 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

**LIABILITIES**

| | |
|---|---|
| Accounts payable and accrued expenses | 37,984 |
| Operating lease liability | 2,039 |
| | |
| Total liabilities | 40,023 |

**STOCKHOLDERS' EQUITY**

| | |
|---|---|
| Common stock, no par value, $2 stated value, authorized | |
| 1,000 shares, issued 500 shares | 1,000 |
| Additional paid-in-capital | 200,000 |
| Retained earnings | 275,589 |
| | |
| Total stockholders' equity | 476,589 |

| | | |
|---|---|---|
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 516,612 |

The accompanying notes are an integral part of these financial statements.

2

# BROWN ASSOCIATES, INC.

STATEMENT OF INCOME

YEAR ENDED JULY 31, 2025

| | |
|---|---|
| **REVENUES** | |
| Revenue from contracts with customers: | |
| Brokerage commissions | $ 534,146 |
| Other revenue: | |
| Other revenue | 6,814 |
| Total revenue, net | 540,960 |
| **EXPENSES** | |
| Officer salaries | 232,801 |
| Employee compensation and benefits | 208,580 |
| Regulatory fees and expenses | 9,451 |
| Occupancy | 10,356 |
| Other | 68,053 |
| Total expenses | 529,241 |
| **INCOME BEFORE INCOME TAXES** | 11,719 |
| Income tax expense | 6,821 |
| **NET INCOME** | $ 4,898 |

The accompanying notes are an integral part of these financial statements.

# BROWN ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JULY 31, 2025

| | Common Stock | Additional Paid-in-Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| **Balance** at August 1, 2024 | $ 1,000 | $ - | $ 270,691 | $ 271,691 |
| Capital contribution | - | 200,000 | - | 200,000 |
| Net income | - | - | 4,898 | 4,898 |
| **Balance** at July 31, 2025 | $ 1,000 | $ 200,000 | $ 275,589 | $ 476,589 |

The accompanying notes are an integral part of the financial statements.

# BROWN ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2025

| | |
|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** | |
| Net income | $ 4,898 |
| Non cash income/expenses included in net income: | |
| Depreciation | 84 |
| Deferred tax | 5,857 |
| Decrease in operating assets: | |
| Receivables from clearing organizations | 6,610 |
| Prepaid state taxes | 988 |
| Other prepaid expenses | 1,169 |
| Increase in operating liabilities: | |
| Accounts payable and accrued expenses | 36,607 |
| Net cash from operating activities | 56,213 |
| **CASH FLOW FROM FINANCING ACTIVITIES** | |
| Capital contribution | 200,000 |
| Net cash from financing activities | 200,000 |
| **NET CHANGE IN CASH** | 256,213 |
| Cash and cash equivalents - beginning of year | 194,216 |
| Cash and cash equivalents - end of year | $ 450,429 |

The accompanying notes are an integral part of these financial statements.

# BROWN ASSOCIATES, INC.

## NOTES TO FINANCIAL STATEMENTS

## JULY 31, 2025

---

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Brown Associates, Inc. (the "Company") is a Tennessee corporation formed in 1969. The Company is a non-carrying broker dealer that provides general investment and management advisory services relating to investment venture capital and pension and profit sharing plans as well as investment banking services. Additionally, the Company sells and distributes various investments such as securities, mutual funds, and insurance contracts. The Company does not ordinarily provide credit to its customers. Fees and commissions are normally received from the entities offering the various investments.

### Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

### Depreciation and Amortization

Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the depreciable assets. Estimated useful lives are as follows:

| Asset | Life |
|---|---|
| Office equipment | 3-10 years |
| Leasehold improvements | 15-39 years |

### Concentration of Risk

The Company maintains cash on deposit with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits. Cash equivalents include investments which are not insured by the Federal Deposit Insurance Corporation (FDIC) but may be insured by the Securities Investor Protection Corporation (SIPC). At times, these investments may be in excess of SIPC limits.

### Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes.

### Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(Continued)

---

**NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

**Uncertain tax positions** (Continued)

With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2022.

The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits.

**Revenue recognition**

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09 – *Revenue Recognition from Contracts with Customers (Topic 606)*. The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry specific accounting principles and replaces them with a unified, five step approach that includes: (1) identifying the contract(s) with the customer; (2) identifying the performance obligation(s) in the contract(s); (3) determining the transaction price; (4) allocating the transaction price to the performance obligation(s) in the contract(s); and (5) recognizing revenue as the performance obligation(s) are satisfied.

Brokerage commissions – The Company earns commissions primarily from brokering commercial real estate investments, discount stock brokerage services, and life insurance sales. Funding for the commercial real estate investments are held by an escrow agent until finalization of the funding. Upon finalization the commission is paid and recognized as revenue. The Company records commissions from life insurance companies as income when received. The Company earns commissions from trading securities on behalf of its customers through a brokerage clearing firm. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the principal is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

(Continued)

---

**NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

**Allowance for Credit Losses**

The Company applies ASC Topic 326, Financial Instruments-Credit Losses ("ASC 326") the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized costs. Including commissions and fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with commissions and fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of July 31, 2025.

**Advertising Costs**

Advertising costs are expensed as incurred. There was no advertising expense for the year ended July 31, 2025.

**NOTE 2 – SEGMENT REPORTING**

The Company follows ASC 280, Segment Reporting, including the adoption of the amendments to FASB ASU 2023-07.The Company is engaged in a single line of business as a securities broker-dealer, which is comprised advisory fees and private placements. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

_____

## NOTE 3 – OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements and accumulated depreciation are as follows:

| | |
|---|---:|
| Office equipment | $ 54,217 |
| Leasehold improvements | 5,626 |
| | 59,843 |
| Less accumulated depreciation | (58,804) |
| Total | $ 1,039 |

Depreciation expense was $84 for the year ended July 31, 2025.

## NOTE 4 – INCOME TAXES

Provisions for income taxes is comprised of the following elements:

| | |
|---|---:|
| Current tax expense: | |
| Federal | $ 964 |
| State | - |
| | 964 |
| | |
| Deferred tax expense: | |
| Federal | 5,167 |
| State | 690 |
| | 5,857 |
| | |
| Provision for income tax expense | $ 6,821 |

Deferred tax assets and liabilities are estimated using a 21% federal rate and a 6.5% state rate.

The components of the Company's deferred tax assets/(liabilities) are as follows:

Deferred taxes consist of the following:

| | |
|---|---:|
| Deferred tax assets - state | $ 10,017 |
| Deferred tax assets - federal | 29,514 |
| Net deferred tax assets | $ 39,531 |

Deferred taxes resulted from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to financial statement purposes as follows:

| | |
|---|---:|
| State net operating loss carryforwards | $ 10,017 |
| Federal net operating loss carryforwards | 29,514 |
| Net deferred tax assets | $ 39,531 |

(Continued)

_____

**NOTE 4 – INCOME TAXES** (Continued)

The federal net operating loss carryforward can be carried forward indefinitely until fully absorbed and the state net operating loss carryforward will expire in the 2038 tax year.

The following is an analysis of differences between financial statement income and federal tax return income.

| | |
|---|---:|
| Financial statement income | $ 4,898 |
| Federal tax expense | 6,131 |
| Depreciation differences | (2) |
| Charitable contributions | (469) |
| Officer life insurance | 6,001 |
| | |
| Federal tax return income | $ 16,559 |

**NOTE 5 – RELATED PARTY TRANSACTIONS**

The Company leases its building on a month-to-month basis from Ed Brown Family L.P. Certain members of the Brown Family are stockholders of Brown Associates, Inc. Rental expense for the year totaled $1,200.

Garth and Brown Investment Management, LLC is owned by a stockholder of Brown Associates, Inc. Garth and Brown reimburses Brown Associates, Inc. on an as needed basis for expenses paid on their behalf. For the year ending July 31, 2025, reimbursed expenses were $2,010.

**NOTE 6 – NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At July 31, 2025, the Company had net capital of $429,715, which was $379,715 in excess of its minimum dollar net capital requirement of $50,000. The Company's net capital ratio was 8.84 to 1.

**NOTE 7 – OPERATING LEASE COMMITMENT**

The Company leases equipment for $93 per month. The Company follows the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842). Under this standard, the Company recognizes an operating right-to-use asset and a related operating lease liability as a result of the lease commitment.

The weighted average remaining lease term in years is 1.83 years and the weighted average discount rate is 4.13%.

(Continued)

_____

**NOTE 7 – OPERATING LEASE COMMITMENT** (Continued)

The following is a maturity analysis of the annual undiscounted cash flows of the lease liability as of July 31, 2025:

| Year ending July 31: | |
|---|---:|
| 2026 | 1,209 |
| 2027 | 930 |
| Total | 2,139 |
| Present value discount | (100) |
| Total lease liabilities | $2,039 |

**NOTE 8 – SUBSEQUENT EVENTS**

Management has evaluated events and transactions subsequent to the balance sheet date, through the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

**SUPPLEMENTARY INFORMATION**

# BROWN ASSOCIATES, INC.

## SCHEDULE - 1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
### SECURITIES AND EXCHANGE COMMISSION
### AS OF JULY 31, 2025

### (See Report of Independent Registered Public Accounting Firm)

Net Capital:

| | | |
|---|---|---:|
| Stockholders' equity allowable for net capital | $ | 476,589 |
| Add: Other (deductions) or allowable credits: | | |
| | | - |
| Total capital allowable | | 476,589 |
| Deductions and/or charges: | | |
| Nonallowable assets and liabilities: | | |
| Furniture, equipment, and leasehold improvements, net | | 1,039 |
| Other assets | | 44,508 |
| | | 45,547 |
| Net capital before haircuts on securities positions | | 431,042 |
| Haircuts on securities | | |
| Exempted securities | | 1,327 |
| | | 1,327 |
| **NET CAPITAL** | $ | 429,715 |
| **AGGREGATE INDEBTEDNESS** | $ | 37,984 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital | $ | 2,532 |
| Minimum dollar net capital requirement | $ | 50,000 |
| Excess net capital | $ | 379,715 |
| Excess net capital at 1,000 percent | $ | 369,715 |
| Percentage of aggregate indebtedness to net capital | | 8.84% |

There is no material difference between the preceding computation and the Company's
corresponding unaudited part II of form X-17A-5 as of July 31, 2025

# BROWN ASSOCIATES, INC.

SUPPLEMENTAL INFORMATION SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JULY 31, 2025

(See Report of Independent Registered Public Accounting Firm)

_____

The Company is exempt from the provisions of Rule 15c3-3 as of July 31, 2025 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph(k)(2)(i). The Company did not maintain possession or control of any customer funds or securities for the year ended July 31, 2025.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Brown Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brown Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) ("exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Rodefer Moss & Co, PLLC*

Knoxville, Tennessee
September 17, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Shareholders of Brown Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended July 31, 2025. Management of Brown Associates, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended July 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended July 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended July 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended July 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company's Shareholders and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Rodefer Moss & Co, PLLC*

Knoxville, Tennessee
September 17, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

**GENERAL ASSESSMENT FORM**

For the fiscal year ended ___7/31/2025___

---

Determination of "SIPC NET Operating Revenues" and General Assessment for:

*MEMBER NAME*          *SEC No.*
BROWN ASSOCIATES INC    8-15665

For the fiscal period beginning ___8/1/2024___ and ending ___7/31/2025___

---

**1**   Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)     $ 540,960.00

**2**   Additions:

   **a** Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.    $ 0.00

   **b** Net loss from principal transactions in securities in trading accounts.    $ 0.00

   **c** Net loss from principal transactions in commodities in trading accounts.    $ 0.00

   **d** Interest and dividend expense deducted in determining item 1.    $ 0.00

   **e** Net loss from management of or participation in the underwriting or distribution of securities.    $ 0.00

   **f** Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.    $ 0.00

   **g** Net loss from securities in investment accounts.    $ 0.00

   **h** Add lines 2a through 2g. This is your **total additions**.    $ 0.00

**3**   Add lines 1 and 2h    $ 540,960.00

**4**   Deductions:

   **a** Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.    $ 0.00

   **b** Revenues from commodity transactions.    $ 0.00

   **c** Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.    $ 0.00

   **d** Reimbursements for postage in connection with proxy solicitations.    $ 0.00

   **e** Net gain from securities in investment accounts.    $ 0.00

   **f** 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.    $ 0.00

   **g** Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).    $ 0.00

   **h** Other revenue not related either directly or indirectly to the securities business.    $ 0.00

   *Deductions in excess of $100,000 require documentation*

**5**   **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income    $ 0.00

   **b** 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)    $ 0.00

   **c** Enter the greater of line 5a or 5b    $ 0.00

**6**   Add lines 4a through 4h and 5c. This is your **total deductions**.    $ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

**GENERAL ASSESSMENT FORM**

For the fiscal year ended   7/31/2025

| | | | |
|---|---|---|---|
| **7** | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | | $ 540,960.00 |
| **8** | Multiply line 7 by .0015. This is your **General Assessment**. | | $ 811.00 |
| **9** | Current overpayment/credit balance, if any | | $ 0.00 |
| **10** | General assessment from last filed _2025_ SIPC-6 or 6A | $ 109.00 | |
| **11** a | Overpayment(s) applied on all _2025_ SIPC-6 and 6A(s)   $ 0.00 | | |
| b | Any other overpayments applied   $ 0.00 | | |
| c | All payments applied for _2025_ SIPC-6 and 6A(s)   $ 109.00 | | |
| d | Add lines 11a through 11c | $ 109.00 | |
| **12** | **LESSER** of line 10 or 11d. | | $ 109.00 |
| **13** a | Amount from line 8 | $ 811.00 | |
| b | Amount from line 9 | $ 0.00 | |
| c | Amount from line 12 | $ 109.00 | |
| d | Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. | | $ 702.00 |
| **14** | Interest (see instructions) for ___0___ days late at 20% per annum | | $ 0.00 |
| **15** | **Amount you owe SIPC**. Add lines 13d and 14. | | $ 702.00 |
| **16** | Overpayment/credit carried forward (if applicable) | | $ 0.00 |

| | | | |
|---|---|---|---|
| *SEC No.*<br>8-15665 | *Designated Examining Authority*<br>DEA: FINRA | *FYE*<br>2025 | *Month*<br>Jul |
| *MEMBER NAME*<br>*MAILING ADDRESS* | BROWN ASSOCIATES INC<br>819 BROAD ST<br>CHATTANOOGA, TN  37402-2613 | | |

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| | |
|---|---|
| BROWN ASSOCIATES INC | Sibyl Rector |
| (Name of SIPC Member) | (Authorized Signatory) |
| 9/8/2025 | srector@brownassoc.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***



**Thank you for your payments**

I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 2483, in the amount of $702.00 on or the next business day after 09/08/2025. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

**Reference #**
**B2525194375805**

| | |
|---|---|
| **Payment Date** | **SEC Registration No.** |
| 09/08/2025 | 8-15665 |
| **Member Name** | **Email Receipt to** |
| BROWN ASSOCIATES INC | srector@brownassoc.com |
| **Payment Type** | **Device Type** |
| Direct Payment | Web |
| **Additional Comments** | **Routing Number** <br> *****8637 |
| **Bank** | |
| PINNACLE BANK | |
| **Name on Account** | **Payment Method** |
| Brown Associates Inc | Business checking ***2483 |
| **Status** | **Total Payment Amount** |
| Pending | $702.00 |

## EXEMPTION REPORT

Brown Associates, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended July 31, 2025, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.


_____          ___9-17-25___
Huxley Brown                         Date
President